[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 17, 2011

VIA EDGAR AND BY HAND

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Freescale Semiconductor Holdings I, Ltd.
Amendment No. 1 to Registration
Statement on Form S-1 (File No. 333-172188)

Dear Ms. Ravitz:

On behalf of Freescale Semiconductor Holdings I, Ltd., a Bermuda exempted limited liability company (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on February 11, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 10, 2011 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments)

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Prospectus

Prospectus Summary, page 1

1.	You provide prominent disclosure of the strengths of your business on pages 3 and 4. Please balance your summary with equally prominent disclosure of the weaknesses or risks relating to your business, including those relating to your history of losses, your indebtedness and your ongoing efforts to reorganize your operations.

The Company has revised and relocated the disclosure in the “Risks Associated with Our Company” section of the Summary to page 5 to provide a prominent overview of the material risks to and weaknesses in the Company’s business, which are described in more detail in the Risk Factors section.

Risk Factors, page 10

2.	Revise the introductory paragraph to clarify that you have disclosed all known material risks in this section.

The Company has revised the disclosure on page 11 in response to the Staff’s Comment.

We are highly leveraged…, page 14

3.	Please revise to clarify whether you have in the past been unable to comply with any of your debt covenants. If so, specify which covenants and why.

The Company has revised the disclosure on page 15 in response to the Staff’s Comment.

If we cannot make scheduled payments on our indebtedness…, page 15

4.	Revise this risk factor to describe in greater detail your past practice of issuing new debt in order to repay existing debt obligations and otherwise renegotiating terms of your debt agreements. In addition, please disclose, if true, that certain debt holders, including those with whom you have renegotiated in the past, may object to, or be reluctant to participate in, future renegotiations of debt terms. We note, as an example, the incremental term loan litigation that was settled in February 2010. Make corresponding revisions under “Description of Indebtedness” and elsewhere in the prospectus, as appropriate.

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

The Company has revised the disclosure on pages 16 and 59 in response to the Staff’s Comment.

Our debt agreements contain restrictions…, page 16

5.	We note that your revolving credit facility has a capacity of $590 million and $532 million currently outstanding, but that only $27 million is available for future borrowing under the facility. Please revise to clarify. In this regard, we note your reference in the prior risk factor to excluded letters of credit and a non-funding commitment.

The Company has revised the disclosure on pages 15 and 16 in response to the Staff’s Comment.

The failure to implement…, page 22

6.	We note your disclosure in the second-to-last sentence of this risk factor that your reorganization will involve changes to many aspects of your business. Accordingly, please expand this risk factor or add new risk factors, as appropriate, to more fully address the material risks presented.

The Company advises the Staff that it has substantially completed its transformation program, other than the planned closures of its manufacturing facilities in Toulouse, France and Sendai Japan, which are expected to occur in the fourth quarter of 2011 as described in the Registration Statement. As a result, the Company does not believe that there will be further changes to its business due to its reorganization activities beyond what has already been disclosed and has revised the risk factor on pages 23 and 24 accordingly.

Enforcement of Civil Liabilities Under United States Federal Securities Laws, page 31

7.	Please revise your discussion as follows:

•	Here or elsewhere (for example, in your “Description of Share Capital” section on page 128) include discussion of the significance of being a Bermuda limited liability exempted company;

•	Clarify whether there are any treaties between the United States and Bermuda;

•	Include discussion of how civil liability may be imposed as discussed in the last sentence of the risk “We are a Bermuda company and it may be difficult. . .” on page 26; and

•	Clarify whether the legal conclusions set forth in this section are based upon the opinions of legal counsel.

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

The Company has been advised by its special Bermuda counsel that there are no treaties between the United States and Bermuda relating to enforcement of civil liabilities. The Company has revised the disclosure on pages 27 and 32 accordingly. The Company has also revised the disclosure on pages 27 and 32, as applicable, in response to the remaining bullet points in the Staff’s Comment.

Use of Proceeds, page 32

8.	We note your disclosure that the amount of debt to be repaid, the particular series to be repaid and the timing of such repayments have not yet been determined. Please tell us when you will determine the amounts, series and relevant timing.

The Company expects to determine the amounts, series and timing of debt to be repaid prior to offering its common shares to the public and will include such information in a subsequent pre-effective amendment to the Registration Statement.

9.	Revise to identify the parties that will receive funds from this offering. In this regard, clearly state whether you will be repaying debt owed to related parties. In addition, please revise the final paragraph on page 32 to disclose the amount of proceeds that will be received by the underwriters or their affiliates as repayment of indebtedness under the revolving credit facility.

The Company has revised the disclosure on page 33 in response to the Staff’s Comment.

10.	Please disclose in this section the amounts outstanding under each series of notes and the revolving credit facility.

The Company has revised the disclosure on page 33 in response to the Staff’s Comment.

Capitalization, page 34

11.	Please remove cash and cash equivalents from the table on page 34 as cash and cash equivalents are not a component of capitalization.

The Company has revised the disclosure on page 35 in response to the Staff’s Comment.

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

Management’s Discussion and Analysis…, page 40

Adjusted EBITDA, page 59

12.	Please make disclosure about the amounts of adjusted EBITDA required for compliance with the debt covenant. Refer to Compliance and Disclosure Interpretation 102.9.

The Company advises the Staff that it is not required to maintain any minimum specified level of Adjusted EBITDA or maintain any specific ratio based on Adjusted EBITDA for compliance with its debt covenants. Rather, the Company is restricted from engaging in certain activities based on specified ratios tied to Adjusted EBITDA. The Company has clarified the disclosure on page 63 accordingly.

Future Financing Activities, page 61

13.	Please expand your disclosure here or provide an appropriate cross-reference to a more detailed discussion elsewhere in the prospectus addressing the impact of your debt service obligations, including payment-in-kind provisions, on your long-term liquidity.

The Company has revised the disclosure on pages 64 and 65 to include the appropriate cross-references to more detailed discussions appearing elsewhere in the Registration Statement of the impact of its debt service obligations on its long-term liquidity.

Restructuring Activities, page 64

14.	Please revise here or in the Business section to clarify the current status of your restructuring activities, including the nature of your restructured participation in the IBM alliance, the steps, if any, remaining in the winding-down of your cellular handset business and the status of your consolidation of research and development, sales and marketing, and logistical and administrative operations.

The Company has revised the disclosure on page 68 and elsewhere throughout the Registration Statement in response to the Staff’s Comment.

Our Business, page 71

Overview, page 71

15.

Please tell us whether the industry reports that you cite here and throughout your document are publicly available, whether they were commissioned by you, whether they were prepared for use in your registration statement, and whether you have any

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

relationship with the authors. Also, tell us whether the authors have consented to the use of their reports.

The Company advises the Staff that:

•	Certain of the industry reports cited by the Company are publicly available and others are available to any member of the public upon payment of a subscription fee.

•	The Company did not commission any of the cited industry reports, and none of them were prepared specifically for use in the Registration Statement.

•	The Company is not associated with any of the authors of the cited industry reports.

•	Each of the authors of the cited industry reports consented to the Company’s use of its report in the Registration Statement.

16.	In addition to the industry reports referenced in the prior comment, you also make several unattributed claims regarding your product performance and market position. Please provide us with copies of any reports and other materials which support your disclosure. Clearly mark the supporting statements in these materials. Also, clarify whether you have any relationships with the individuals or organizations responsible for the preparation of these materials.

The Company is providing to the Staff supplementally with this response copies of the reports and other materials that support its disclosure, marked to identify the supporting statements. The Company is not associated with any of the individuals or organizations responsible for the preparation of any of the externally sourced materials. The Company advises the Staff that an update to one of the industry reports has become available and the disclosure throughout the Registration Statement has been updated accordingly.

17.	Given the rapidly evolving technology discussed in the prospectus, it might appear that the historical experiences and prior relationships of companies like Freescale may be of decreasing importance and that newer entrants may have increasing opportunity to establish themselves and expand their customer bases with new technology offerings. With a view to disclosure, please advise and revise as appropriate.

The Company has revised the disclosure on pages 13 and 90 to address this risk. Additionally, the Company advises the Staff that it believes that participants in the semiconductor industry compete on the basis of a variety of factors in addition to the

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

ability to keep pace with evolving technology, including product features, quality and availability of service (including design services and software compatibility), time-to-market, the breadth and depth of the technology offered, reputation, price and the ability to meet customer delivery schedules. Moreover, operating scale and the ability to fund research and development activities are important competitive factors in the semiconductor industry. The Company believes that its historical experiences, prior relationships and ability to fund research and development efforts continue to be distinguishing factors and play an important role in the Company’s competitive strengths.

Our Strategy, page 77

18.	Please explain your reference to “design win momentum.”

The Company has revised the disclosure on page 81 and elsewhere throughout the Registration Statement to delete the reference to “design win momentum.”

Increase our net sales from distribution, page 77

19.	Please tell us how you determined that your distribution partners give you access to 200,000 potential customers and 6,500 field application engineers.

Certain of the Company’s distribution partners make information regarding their customer numbers publicly available. To determine the number of customers to which its distribution partners provide access, the Company reviewed this public information and determined the number of customers for which it believes its products are suitable. Although the Company believes that this number is in excess of 100,000, it has revised the disclosure on pages 5 and 81 to refer to a “significant” number of potential customers.

The Company has also revised the disclosure on pages 5 and 81 to clarify that the Company has provided training to its distribution partners’ field application and sales engineers. The Company maintains records of such training and is therefore able to track the number of attendees. Based on attendance records, the Company has determined that it has trained approximately 1,800 of these engineers.

Products and Applications, page 78

20.

We note the extensive use of technical and industry terms in the description of your products, in your manufacturing disclosure and elsewhere in your prospectus. Revise your disclosure to explain clearly the meaning of these terms to an investor who may not be familiar with your industry. Examples include, without limitation, your references to

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

nanometer process technologies, 150/200 millimeter facilities, zero defect quality processes, power architecture technology, StarCore architecture and ARM-based i.MX application processors. Also, explain clearly the various acronyms used in the prospectus such as QorIQ, SMARTMOS. CMOS, NVM, MEMs, HSPA+, TD-SCDMA and CDMA2K.

The Company has added a detailed glossary on pages 156 through 161 of the Registration Statement to address the Staff’s Comment.

Research and Development, page 83

21.	We note that you participate in various collaborative research programs. With a view to disclosure, please tell us about the nature and purpose of each of these programs and explain their significance to your business.

The Company has revised the disclosure on page 87 to delete the reference to the various collaborative research programs because these programs are not a significant component of the Company’s research and development efforts.

Competition, page 85

22.	It is unclear whether competitive conditions are the same for each of your products. It is also unclear whether each of your competitors offer the same range of products that you offer. Please clarify.

The Company has revised the disclosure on page 90 in response to the Staff’s Comment.

23.	We note that you compete, in part, based upon your warranty terms. Please revise the prospectus, where appropriate, to discuss your warranty obligations.

The Company has revised the disclosure on page 90 to delete the reference to warranty terms because it does not believe that warranty terms are a primary basis upon which it competes.

Intellectual Property, page 86

24.

We note your reference to 11,500 issued and pending patents. Please revise your disclosure to clarify how many different technological claims are protected by patents or are pending patent approval. For example, please disclose, if true, whether some of your patents and pending patent applications derive from a common parent patent application

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

or are foreign counterpart patent applications and relate to similar or identical technological claims. In addition, please discuss the differences in intellectual property rights, including patent protection, afforded holders in the United States and other countries material to your operations.

The Company has revised the disclosure throughout the Registration Statement to refer to patent families, rather than patents, and has provided an explanation of what is included in a patent family on pages 21, 90 and 159 in response to the Staff’s Comment. In addition, the Company has revised the disclosure on pages 90 and 91 to discuss the differences in intellectual property rights afforded holders in the United States and other countries.

Environmental Matters, page 86

25.	Please quantify, if known, your liability for operable units one and two.

The Company has revised the disclosure on page 91 in response to the Staff’s Comment. Additionally, the Company advises the Staff that, of the total accrual for environmental remediation liabilities set forth in the Registration Statement ($41 million as of December 31, 2010), approximately 68% relates to operable units one and two.

Management, page 89

26.	We note that several biographies of directors and executive officers appointed within the past five years do not adequately describe the prior positions held by these individuals, including the dates that the positions were held and/or the nature of the responsibilities undertaken. Please revise.

The Company has revised the disclosure on pages 94 through 100 in response to the Staff’s Comment.

27.	Please provide objective support for your statement that Intersil is a world leader in the design and manufacture of high performance analog solutions.

The Company has revised the disclosure on pages 94 through 97 to delete the statement that Intersil is a world leader in the design and manufacture of high performance analog solutions.

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

Executive Compensation, page 97

28.	Please disclose the reasons for, and amount of, the increases in base salary from 2009 to 2010.

The Company has revised the disclosure on pages 103 and 106 in response to the Staff’s Comment.

Compensation Consultant and Peer Group Comparability, page 99

29.	Please revise your disclosure to clarify how market data is used by your compensation committee and others, if any, to determine the compensation of your named executive officers.

The Company has revised the disclosure on page 105 in response to the Staff’s Comment.

Elements of Compensation, page 100

30.	We note that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective incentive payments under the short-term and long-term incentive plans. Please provide this disclosure. To the extent that your 2010 long-term incentive awards do not contain performance targets, please revise to clarify. Furthermore, if you believe that disclosure of target information for the short-term and long-term plans, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.

The Company has revised the disclosure on pages 107 and 108 in response to the Staff’s Comment. As permitted by Instruction 4 to Item 402(b), the Company has not disclosed the detailed quality performance objectives under the 2010 First Half Bonus Plan or the 2010 Second Half Bonus Plan because it considers the information to be confidential, the disclosure of which would result in competitive harm. The two quality metrics, defective parts per million and customer quality incident cycle-time, are designed to capture the Company’s level of performance in the area of quality, a key differentiator within its market. Disclosure of the specific performance objectives would provide competitors or other third parties with insight into the Company’s competitive strategies and other confidential matters that could allow such competitors to use this information to the Company’s disadvantage and cause it competitive harm. In addition, the 2010 Second Half Bonus Plan performance objectives also included design wins. Disclosure of the detailed design win performance objective would provide competitors or other third parties with insight into the Company’s sales and marketing strategies that could allow

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

the Company’s competitors to use this information to the Company’s disadvantage, causing it competitive harm. In all cases, the performance objectives are set to be aggressive, yet achievable, and represent an improvement over prior period achievement.

31.	Please disclose how the determination is made as to when awards are granted, including equity based compensation.

The Company has revised the disclosure on page 106 in response to the Staff’s Comment.

Principal Shareholders, page 119

32.	Please identify the natural person or persons who have voting or investment control of the shares held by each of the entities listed.

The Company has revised the disclosure in footnote 3 on pages 126 and 127 to disclose the natural person or persons who have voting and/or investment control with respect to the shares held by the Permira Funds. The Company advises the Staff that the natural person or persons who may be deemed to have voting or investment control of the shares held by each of the other entities listed in the table is provided in footnote 3.

Description of Indebtedness, page 126

33.	We note that your disclosure is largely repetitive of disclosure appearing elsewhere in the prospectus. Please expand your discussion of the material terms of your indebtedness to more fully describe applicable covenants and restrictions as well as material features such as the make-whole premium and payment-in-kind election provisions.

The Company has deleted the Description of Indebtedness section of the Registration Statement to eliminate the repetitive disclosure and has revised the disclosure on pages 60 through 62 to expand its discussion of the material terms of its indebtedness.

Description of Share Capital, page 128

34.	You indicate that this section “summarizes certain provisions” of your memorandum of association and by-laws. Please revise to clarify, if true, that you discuss all material terms of these documents.

The Company has revised the disclosure on page 131 in response to the Staff’s Comment.

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

35.	Please include discussion of the procedures and timelines, if any, by which your board may make calls or assessments. Please see Item 202(a)(1)(ix) of Regulation S-K.

The Company has revised the disclosure on page 132 in response to the Staff’s Comment.

Tax Considerations, page 141

36.	Please tell us whether you intend to file tax opinions from your legal counsel as exhibits to this registration statement. Note that we may have further comment after receiving your response.

The Company will file an opinion of counsel as an exhibit to a later pre-effective amendment to the Registration Statement to the effect that, under current United States federal income tax law, although the discussion set forth in the Registration Statement under the caption “Tax Considerations – Material United States Federal Income Tax Considerations” does not purport to summarize all possible United States federal income tax considerations of the acquisition, ownership and disposition of the common shares, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences of the acquisition, ownership and disposition of the common shares that are anticipated to be material to holders who purchase the common shares pursuant to the Registration Statement, subject to the qualifications set forth therein.

Financial Statements

37.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Company confirms that it will include updated financial statements in the Registration Statement when required by Rule 3-12 of Regulation S–X.

Note 1. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

38.	Please describe to us the nature of the multiple element arrangements referred to in your revenue policy disclosure. Also, describe how you determine the fair values of the elements involved.

The substantial majority of the Company’s sales are single element product sales. The Company’s multiple element arrangements are primarily limited to the licensing or sale

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

of intellectual property, which represented 2%, 2% and 1% of the Company’s net sales for the years ended December 31, 2010, 2009, and 2008, respectively. Based on these amounts, the Company determined that these transactions were immaterial to the consolidated financial statements taken as a whole. Generally, the fulfillment of the Company’s obligations related to all of the elements in its intellectual property licensing or sale transactions occurs contemporaneously, which eliminates the need to allocate the consideration based on relative fair values or to determine the fair value of the elements involved.

Note 6. Employee Benefits and Incentive Plans, page F-31

39.	Please tell us how you determined the fair value of common shares underlying stock option and restricted stock grants in 2010 and to-date in 2011, if any. Please explain the methods, models and significant assumptions that are the primary drivers of the estimated common stock fair value(s) utilized for stock compensation purposes. Please highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please also provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share.

The Company performs contemporaneous valuations of its common shares on an annual basis. The Company performed such valuations during the fourth quarter of 2009 and the fourth quarter of 2010 to determine the fair value for granting stock based compensation awards during 2010 and 2011, respectively, under ASC Topic 718, “Compensation-Stock Compensation.” There were no issuances of common shares to unrelated parties during 2010 or 2009.

Given the absence of an active market for the Company’s common shares and the lack of any third-party transaction involving the common shares during the applicable periods, the Company estimated the fair value of the common shares primarily based on a valuation report of the Company’s equity fair value for purposes of determining share-based compensation expense for each of the periods presented. In addition to these valuation reports, the Company determined the estimated fair value of its common shares based on an analysis of other relevant factors, including the following:

•	the level of operational risk and uncertainty surrounding forecasted cash flows;

•	the Company’s financial position, historical operating results, and expected changes in operations;

•	historical and forecasted EBIT and EBITDA measures; and

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

•	the lack of liquidity for the Company’s common shares.

As indicated above, the Company primarily utilizes a valuation report to prepare its contemporaneous valuation on an annual basis. Each of the valuation reports was prepared using the income approach and the market-comparable approach to estimate the aggregate fair value of the enterprise and, after reducing such fair value of the enterprise by the fair value of the Company’s outstanding debt obligations, the fair value of its equity for the applicable period. The two approaches are weighted 75% to the income approach and 25% to the market-comparable approach in determining the estimated fair value of the Company’s equity value. The Company has consistently followed a process to update the fair value of its equity on an annual basis since its acquisition by the Consortium on December 1, 2006. This process also incorporates monitoring by the Company for significant changes in its long-term financial forecast or in the fair market value of the equity of the Company’s peer group to determine if a contemporaneous valuation is necessary on a more frequent basis.

The market-comparable approach estimates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded or that are part of a public or private transaction, as well as prior subject company transactions. Each comparable company was selected based on various factors, including, but not limited to, industry similarity, financial risk, company size, adequate financial data and actively traded stock price. The resulting enterprise value based on the market-comparable approach is reduced by the fair value of the outstanding debt, resulting in the estimated fair value of equity.

The income approach is a valuation technique that provides an estimate of the fair value of a business based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows for each of the next 10 years, which is then converted to a present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual value of the business at the end of the discrete 10 year projection period to arrive at an estimate of the fair value of the business enterprise. The resulting enterprise value based on the income approach is reduced by the fair value of the outstanding debt, resulting in the estimated fair value of equity.

The primary assumptions in the income approach include net sales, cost projections and the weighted-average cost of capital (“WACC”) utilized to discount the resulting cash flows. The Company’s assumptions concerning net sales are impacted by global and local economic conditions in the various markets it serves. The primary drivers of the changes in the fair value of the Company’s equity from $7 billion, or $7 per share, as of December 1, 2006 were the impact of actual and future projected net sales relating to the

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

termination of a supply agreement with Motorola, the Company’s intent to pursue strategic alternatives for its cellular handset product portfolio and the weakening global market conditions, which began in the second half of 2008. This global macroeconomic crisis resulted in weakening conditions in the automotive, industrial, consumer, networking and wireless semiconductor markets the Company serves. The Company’s cost projections include production, research and development and selling, general and administrative costs to generate the net sales associated with the asset being valued. These cost projections are based upon historical and projected levels of each cost category based on the Company’s overall projections for its business. The Company’s projected net sales decreased significantly in 2010 and 2009 compared to historical levels. The Company’s projections are based on estimates and assumptions that are inherently subject to uncertainty. Also, the higher return of investment required by both debt and equity market participants during the global economic crisis provided for significant volatility versus historical levels regarding the WACC utilized in the income approach during 2010 and 2009.

The Company prepared a financial forecast for each valuation used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts took into account past experience and future expectations. There is inherent uncertainty in these estimates, as indicated above.

The Company also considered that its shareholders are restricted from transferring their common shares, subject to limited exceptions. The estimated fair value of the Company’s common shares at each valuation date reflected a marketability discount, partially based on the anticipated likelihood and timing of a future liquidity event. In the determination of the fair value of the common shares, the marketability discount to account for the lack of liquidity was 17% in the valuation prepared in the fourth quarter of 2009 and 8% in the valuation prepared in the fourth quarter of 2010. The discount was reduced in December 2010 based on the potential of a liquidity event within the next 12 months.

Due to the various market factors described above, the Company’s valuation decreased since the fair value of $7 billion, or $7 per share, established in connection with the merger transaction on December 1, 2006. The estimated fair value of common shares decreased to $1.24 per share as of December 31, 2009. Due to improving financial results due primarily to an improving global economic environment and the Company’s transformation program initiatives, the valuation as of December 31, 2010 increased to an estimated fair value per common share of $2.46. Furthermore, there was an increase in the fair value of the Company’s semi-conductor peer group during late 2010.

As described above, the Company used valuation methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

Practice Guide “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” to make good faith determinations of the fair value of the common shares as of the applicable dates. The Company is currently in the process of determining an appropriate estimated initial public offering price per common share and will provide a bridge of its estimated fair value per common share determinations to the estimated initial public offering price per common share when such determination has been made.

40.	Please indicate when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of those discussions. We will delay final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

At this time, the Company has not yet engaged in formal discussions with its underwriters about possible offering price ranges for this offering. The Company has historically evaluated various options regarding its capital structure, including a possible initial public offering. On July 21 and 22, 2010, the Company invited a number of investment banking firms to make presentations regarding a possible initial public offering. Included in the presentation materials were indicative fully distributed equity valuation ranges for the Company at that time, based primarily on publicly available information. At that time, the Company did not pursue an offering due to market conditions and other considerations. The Company began to consider more definitively an initial public offering in late December 2010. On January 20, 2011, the Company interviewed five investment banking firms to act as underwriters in connection with this offering. As part of the interview process, each firm prepared presentation materials primarily based on publicly available information. No due diligence was performed by any of the firms in connection with the interviews. These presentations again included indicative fully distributed equity valuation ranges for the common shares at that time. As the Company moves forward with the amendment process, it expects to begin more definitive discussions with its underwriters about the initial public offering price range and will provide updated information to the Staff at that time.

41.	It can be difficult and subjective to estimate the fair value of non-publicly traded common shares for stock compensation purposes. Please tell us how you considered whether you should provide disclosure in MD&A regarding how you estimated the fair value of a common share for stock compensation purposes.

The Company determined that its annual stock based compensation expense of $29 million for the year ended December 31, 2010 was not material and, accordingly, has not provided such information in the Registration Statement. Furthermore, as discussed in Note 6 to the consolidated financial statements, the Company issued approximately 2.8 million stock options and 300,000 restricted stock units during 2010, which resulted in

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

less than $1 million per year in stock based compensation expense. In light of the Staff’s comment, the Company has performed a sensitivity analysis as to the impacts on the financial statements of any potential valuation changes. Based on this analysis, if the estimated fair value per share of $1.24 utilized in 2010 were increased by a factor of 4, the amount of annual stock based compensation expense would have increased by less than $3 million per year, which would not have had a material impact on the Company’s consolidated financial statements taken as a whole.

Note 10. Reorganization of Business, Contract Settlement, and Other, page F-46

42.	As it relates to your employee separation costs and other exit costs, please tell us how you determined the timing of the charges, including a description of the underlying GAAP applied. In that regard, we see that you have severance obligations through 2012.

The Company accounts for employee separation costs in accordance with ASC Topic 712, Compensation – Nonretirement Postemployment Benefits (“ASC Topic 712”), pursuant to which it records liabilities for employee separation costs when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. The Company has a documented plan indicating the severance benefits available to the majority of its employees based on their job classification and number of years of service, and such plan is communicated and available to such employees. The Company determines that it is probable that employees will be entitled to benefits when (i) management, with the appropriate level of authority, has approved and committed to a plan of employee separation and (ii) it is considered unlikely that significant changes to the plan will be made or that the action will be withdrawn based on the communication to affected employees or their respective organizations. The amounts can be reasonably estimated based on the identification of the individual employees or expected employment positions to be affected, the expected employment separation dates and the expected terms of the benefits employees will receive upon separation pursuant to the documented plan concerning severance benefits. The Company also records severance liabilities pursuant to ASC Topic 712 and ASC Topic 420, Exit or Disposal Cost Obligations (“ASC Topic 420”), when it has concluded that it has ongoing benefit arrangements in certain foreign jurisdictions where certain employee separations have occurred. During the year ended December 31, 2009, the Company announced the planned closure of its Toulouse, France and Sendai, Japan manufacturing facilities and recorded associated employee separation cost liabilities based on the aforementioned probable and estimable criteria. As of December 31, 2010, the Company had obligations through the first half of 2012 for payments to individuals to be separated as a result of the planned closure of these two facilities in the fourth quarter of 2011. The separation of employees and associated severance payments will generally occur subsequent to the closures, which extend over multiple year periods due to operational factors involved with the closure of a manufacturing facility, such as building inventory buffers required

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

for end-of-life programs and transitioning and requalifying product manufacturing to other facilities.

Other exit costs incurred during the years ended December 31, 2010 and 2009 are comprised of underutilized office space vacated in association with the Company’s reorganization of business program. The Company accounts for the costs of underutilized office space in accordance with ASC Topic 420 pursuant to which it accrues exit costs in the period in which it determines that the utilization of the underlying facility has discontinued and the space is available for sub-leasing. As a result, the costs continuing to be incurred under the operating lease agreements have no continuing economic benefit. The Company originally recorded an associated liability for underutilized office space during the year ended December 31, 2009. Based on the Company’s periodic review of the underlying assumptions used to calculate the liability, the Company determined that additional charges and adjustments to this liability were necessary during the year ended December 31, 2010, which resulted from a change in estimate due to circumstances not initially foreseeable and which have been accounted for on a prospective basis.

43.	It appears you have recorded liabilities for exit costs in each of the years presented. Tell us why you have not presented a roll-forward of exit costs liabilities for other than 2010. Refer to FASB ASC 420-10-50-1.

The Company previously included a narrative discussion of the exit cost liabilities associated with its reorganization of business program for the year ended December 31, 2009 rather than a quantitative discussion. The Company has revised the disclosure on pages 57 and F-48 to include a quantitative presentation of the roll-forward of such exit cost liabilities for the year ended December 31, 2009.

44.	Please show us how charges and credits described in Note 10 can be reconciled to the amounts presented in the corresponding caption on the statement of operations.

The Company presents below a reconciliation of the charges (credits) described in Note 10 to the consolidated financial statements to the corresponding caption “Reorganization of businesses, contract settlement, and other” on the consolidated statements of operations.

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

Charges and adjustments (reversals and benefits)	Year Ended December 31, 2010	Year Ended December 31, 2009

Reorganization of Business Program activity:
Severance accruals recorded	$8	$313
Severance accruals reversed	(19)	(15)
Exit costs - charges and adjustments	11	24
Activity related to Other Reorganization of Business Programs(1) :
Severance and exit cost accruals reversed	(2)	(4)
Termination benefits - pension plan charge	—	15
Termination benefits - curtailment gain on employee obligations	—	(9)
Proceeds received from the sale and disposition of assets	(4)	(4)
Non-cash asset impairment charges	6	25

Total reorganization of businesses, contract settlement, and other	$—	$345

(1)	Represents activity related to reorganization of business programs initiated prior to the third quarter of 2008.

Exhibits and Financial Statement Schedules, page II-3

45.	Please include an updated accountant’s consent with any amendment to the filing.

The Company confirms that it will include an updated accountant’s consent with any amendment to the Registration Statement.

46.	Please submit all remaining exhibits, including all material agreements, as soon as possible. We note, for example and without limitation, that it does not appear that you have filed the following agreements:

•	The manufacturing and outsourcing agreements referenced on page 17;

•	The license agreements referenced on page 20;

•	Material lease agreements related to the properties referenced on page 88; and

•	Several related party agreements referenced on page 124, including your management agreements.

When you respond to this comment, please identify by exhibit number the agreements filed and the matters to which they relate. In addition, please ensure that the material terms of the agreements are appropriately disclosed in the prospectus. Alternatively, to the extent you believe that certain agreements may not be material, please advise. Note that we may have further comment after we review your response.

The Company will file all remaining exhibits to the Registration Statement as soon as they become available.

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

The Company advises the Staff that, as further described below, it has determined that the outsourced manufacturing agreements referenced on page 18, the license agreements referenced on page 22, and the lease agreements referenced on pages 92 and 93 are not material contracts for purposes of Item 601(b)(10) of Regulation S-K and, accordingly, has not filed such agreements as exhibits to the Registration Statement. In light of the Staff’s Comment, the Company has also re-examined the exceptions contained in Items 601(b)(10)(ii)(A) through (D), and concluded that none of the agreements to which it is a party individually satisfies any of those exceptions. Accordingly, the Company believes that the exhibit list to the Registration Statement includes all contracts required to be filed by it pursuant to Item 601(b)(10) at this time. The Company will add to the list any additional material contracts entered into prior to the Registration Statement becoming effective.

The Company believes that its outsourced manufacturing agreements are of the type commonly made in the ordinary course of business by semiconductor companies as contemplated by Item 601(b)(10)(ii). The Company’s manufacturing and outsourcing program involves multiple agreements with several third party manufacturers, as is typical in the semiconductor industry. The Company does not believe that it is substantially dependent upon any one of these agreements.

The Company believes that its license agreements are of the type commonly made in the ordinary course of business by semiconductor companies as contemplated by Item 601(b)(10)(ii). Consistent with this industry practice, the Company as a routine matter enters into and renews licenses governing intellectual property with other industry participants in its ordinary course of business. The Company does not believe that it is substantially dependent upon any one of these agreements.

The Company has determined that each lease agreement for its manufacturing facilities, design centers and sales offices is immaterial in amount and significance. Annual rental payments under the largest such lease agreement for the year ended December 31, 2010 were approximately $13 million, which was not material to the Company’s results for such period. In addition, the Company believes that the functions that are being performed at such locations could be readily accommodated with minimal disruption in its owned facilities. The Company also believes that there are adequate replacement spaces available for lease if any of these lease agreements were terminated or expired.

In addition, with respect to the agreements with the Company’s Sponsors referenced on page 129, the Company expects to terminate or amend each such agreement prior to the consummation of the offering. Accordingly, the Company has not filed the existing agreements as exhibits to the Registration Statement. The Company will file any such amended or new agreements with its Sponsors with future pre-effective amendments to

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

the Registration Statement and will update or include the required disclosure relating to any such agreements in the Registration Statement.

47.	We note that certain of your exhibits are incomplete and/or lack attachments. For example, Exhibits 10.38 and 10.39 appear to be missing schedules. Please file complete agreements.

The Company has refiled exhibits 10.38 and 10.39 to address the Staff’s Comment.

48.	Please explain the bases upon which you believe you are able to incorporate by reference forms of agreement as you do with exhibits 10.15, 10.30 and 10.37. See Instruction 1 to Item 601 of Regulation S-K.

The Company has refiled exhibits 10.15, 10.30 and 10.37 to address the Staff’s Comment.

49.	Exhibits 10.23 and 10.37 appear to attempt to incorporate by reference information that is itself incorporated by reference. Refer to Securities Act Rule 411(d). Please revise.

The Company has refiled exhibits 10.23 and 10.37 to address the Staff’s Comment.

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Jonathan Greenberg
Freescale Semiconductor, Inc.
6501 William Cannon Drive West
Austin, TX 78735

Ruairi Regan
Daniel Morris
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Amanda Ravitz

Securities and Exchange Commission

March 17, 2011

Washington, D.C. 20549

Andrew J. Pitts
Joel F. Herold
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019